EXHIBIT 99.2
FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               THREE MONTHS ENDED                  NINE MONTHS ENDED
(UNAUDITED)                                                      SEPTEMBER 30,                        SEPTEMBER 30,
(IN THOUSANDS OF US DOLLARS EXCEPT PER SHARE AMOUNTS)        2005             2004               2005              2004
--------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED REVENUES (note 4)                       $     52,204       $    63,259        $    189,840     $    191,743
                                                     =====================================================================


MANAGEMENT OPERATIONS

REVENUES:
    Fee revenues (note 4(a))                         $     26,372       $    27,951        $     87,640     $     83,860
    Reimbursed costs                                       16,617            13,943              47,219           39,892
                                                     ---------------------------------------------------------------------

                                                           42,989            41,894             134,859          123,752
                                                     ---------------------------------------------------------------------

EXPENSES:
    General and administrative expenses                   (10,445)           (7,856)            (29,638)         (24,536)
    Reimbursed costs                                      (16,617)          (13,943)            (47,219)         (39,892)
                                                     ---------------------------------------------------------------------

                                                          (27,062)          (21,799)            (76,857)         (64,428)
                                                     ---------------------------------------------------------------------

                                                           15,927            20,095              58,002           59,324
                                                     ---------------------------------------------------------------------

OWNERSHIP OPERATIONS
   AND CORPORATE EXPENSES

REVENUES                                                    9,749            22,383              57,838           70,821
DISTRIBUTIONS FROM HOTEL INVESTMENTS                           --                --                 132              293
EXPENSES:
    Cost of sales and expenses                             (8,253)          (23,451)            (57,247)         (73,535)
    Corporate expenses                                     (4,588)           (2,772)            (10,494)          (7,978)
    Fees to Management Operations                            (534)           (1,018)             (2,989)          (3,123)
                                                     ---------------------------------------------------------------------

                                                           (3,626)           (4,858)            (12,760)         (13,522)
                                                     ---------------------------------------------------------------------

EARNINGS BEFORE OTHER OPERATING ITEMS                      12,301            15,237              45,242           45,802
DEPRECIATION AND AMORTIZATION                              (2,575)           (3,102)             (8,512)          (8,517)
OTHER EXPENSE, NET (notes 4(a) and 5)                     (21,064)          (18,089)            (32,419)         (17,026)
                                                     ---------------------------------------------------------------------

EARNINGS (LOSS) FROM OPERATIONS                           (11,338)           (5,954)              4,311           20,259
INTEREST INCOME (EXPENSE), NET                                616              (102)              1,826            1,259
                                                     ---------------------------------------------------------------------

EARNINGS (LOSS) BEFORE INCOME TAXES                       (10,722)           (6,056)              6,137           21,518
                                                     ---------------------------------------------------------------------

INCOME TAX RECOVERY (EXPENSE):
    Current                                                 2,925               364                (389)          (4,966)
    Future (note 5(b))                                     (3,644)           (2,830)              3,799           (3,611)
                                                     ---------------------------------------------------------------------

                                                             (719)           (2,466)              3,410           (8,577)
                                                     ---------------------------------------------------------------------

NET EARNINGS (LOSS)                                  $    (11,441)      $    (8,522)       $      9,547     $     12,941
                                                     =====================================================================

BASIC EARNINGS (LOSS) PER SHARE (note 3(a))          $      (0.31)      $     (0.24)       $       0.26     $       0.36
                                                     =====================================================================

DILUTED EARNINGS (LOSS) PER SHARE (note 3(a))        $      (0.31)      $     (0.24)       $       0.25     $       0.35
                                                     =====================================================================

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED BALANCE SHEETS

                                                                   AS AT                AS AT
(UNAUDITED)                                                     SEPTEMBER 30,        DECEMBER 31,
(IN THOUSANDS OF US DOLLARS)                                       2005                 2004
---------------------------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS:

    Cash and cash equivalents                              $      221,472       $     226,377
    Receivables                                                    82,742              81,541
    Inventory                                                         708               1,439
    Prepaid expenses                                                3,083               2,981
                                                           ----------------------------------------

                                                                  308,005             312,338

LONG-TERM RECEIVABLES                                             195,805             179,060
INVESTMENTS IN HOTEL PARTNERSHIPS AND CORPORATIONS                124,601             131,338
FIXED ASSETS                                                       59,716              59,939
INVESTMENT IN MANAGEMENT CONTRACTS                                168,408             181,273
INVESTMENT IN TRADEMARKS AND TRADE NAMES                            4,317               4,424
FUTURE INCOME TAX ASSETS                                            7,953               3,711
OTHER ASSETS                                                       35,657              30,064
                                                           ----------------------------------------

                                                           $      904,462       $     902,147
                                                           ========================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

    Accounts payable and accrued liabilities               $       39,528       $      60,415
    Long-term obligations due within one year                       3,592               3,766
                                                           ----------------------------------------

                                                                   43,120              64,181

LONG-TERM OBLIGATIONS (note 2)                                    275,005             253,066
SHAREHOLDERS' EQUITY (note 3):
    Capital stock                                                 250,372             248,980
    Convertible notes                                              36,920              36,920
    Contributed surplus                                             9,930               8,088
    Retained earnings                                             200,139             192,129
    Equity adjustment from foreign currency translation            88,976              98,783
                                                           ----------------------------------------

                                                                  586,337             584,900
                                                           ----------------------------------------

SUBSEQUENT EVENTS (note 9)

                                                           $      904,462       $     902,147
                                                           ========================================

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF CASH PROVIDED BY OPERATIONS

                                                          THREE MONTHS ENDED                  NINE MONTHS ENDED
(UNAUDITED)                                                   SEPTEMBER 30,                     SEPTEMBER 30,
(IN THOUSANDS OF US DOLLARS)                             2005             2004              2005             2004
--------------------------------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED IN) OPERATIONS:

MANAGEMENT OPERATIONS

EARNINGS BEFORE OTHER OPERATING ITEMS            $      15,927     $     20,095      $      58,002     $    59,324
ITEMS NOT REQUIRING AN OUTLAY OF FUNDS                   1,173              474              2,262           1,218
                                                 -------------------------------------------------------------------

WORKING CAPITAL PROVIDED BY
 MANAGEMENT OPERATIONS                                  17,100           20,569             60,264          60,542
                                                 -------------------------------------------------------------------


OWNERSHIP OPERATIONS
   AND CORPORATE EXPENSES

LOSS BEFORE OTHER OPERATING ITEMS                       (3,626)          (4,858)           (12,760)        (13,522)
ITEMS NOT REQUIRING AN OUTLAY OF FUNDS                     296              275                872             652
                                                 -------------------------------------------------------------------

WORKING CAPITAL USED FOR
 OWNERSHIP OPERATIONS AND CORPORATE EXPENSES            (3,330)          (4,583)           (11,888)        (12,870)
                                                 -------------------------------------------------------------------

                                                        13,770           15,986             48,376          47,672

INTEREST RECEIVED, NET                                   1,018            1,987              5,533           6,167
INTEREST PAID ON REDEMPTION OF
   CONVERTIBLE NOTES                                        --          (25,840)                --         (25,840)
CURRENT INCOME TAX PAID                                 (1,442)            (827)            (6,897)         (2,086)
CHANGE IN NON-CASH WORKING CAPITAL                       3,733           (3,888)           (10,475)        (13,094)
OTHER                                                      (24)            (219)              (153)           (757)
                                                 -------------------------------------------------------------------

CASH PROVIDED BY (USED IN) OPERATIONS            $      17,055     $    (12,801)     $      36,384    $     12,062
                                                 ===================================================================

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            THREE MONTHS ENDED                    NINE MONTHS ENDED
(UNAUDITED)                                                   SEPTEMBER 30,                         SEPTEMBER 30,
(IN THOUSANDS OF US DOLLARS)                              2005            2004                  2005              2004
---------------------------------------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED IN):

OPERATIONS:                                        $      17,055     $    (12,801)       $     36,384      $     12,062
                                                   ------------------------------------------------------------------------

FINANCING:
     Issuance of convertible notes                            --               --                  --           241,332
     Redemption of convertible notes                          --         (189,670)                 --          (189,670)
     Other long-term obligations including
      current portion                                        278              (28)             (1,220)              (12)
     Issuance of shares                                      156            5,032               6,992            13,551
     Dividends paid                                       (1,584)          (1,420)             (3,142)           (2,811)
                                                   ------------------------------------------------------------------------

CASH PROVIDED BY (USED IN) FINANCING                      (1,150)        (186,086)              2,630            62,390
                                                   ------------------------------------------------------------------------

CAPITAL INVESTMENTS:
     Decrease in restricted cash                              --           55,204                  --                --
     Long-term receivables                                (4,507)           7,317             (19,247)           (7,383)
     Hotel investments                                    (1,368)          (6,181)            (10,813)          (34,627)
     Disposal of hotel investments (note 5(b))                --           35,977              12,672            35,977
     Purchase of fixed assets                             (4,761)          (2,252)            (12,821)           (4,169)
     Investments in trademarks and trade
      names and management contracts                        (202)          (1,019)               (675)           (9,738)
     Other assets                                         (1,042)          (1,130)             (7,902)           (2,865)
                                                   ------------------------------------------------------------------------

CASH PROVIDED BY (USED IN) CAPITAL INVESTMENTS           (11,880)          87,916             (38,786)          (22,805)
                                                   ------------------------------------------------------------------------

INCREASE (DECREASE) IN
     CASH AND CASH EQUIVALENTS                             4,025         (110,971)                228            51,647
INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS DUE TO UNREALIZED FOREIGN
     EXCHANGE GAIN (LOSS)                                 (1,189)           2,638              (5,133)              543
CASH AND CASH EQUIVALENTS,
     BEGINNING OF PERIOD                                 218,636          292,622             226,377           132,099
                                                   ------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD           $     221,472     $    184,289        $    221,472      $    184,289
                                                   ========================================================================

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                                      NINE MONTHS ENDED
(UNAUDITED)                                             SEPTEMBER 30,
(IN THOUSANDS OF US DOLLARS)                     2005                 2004
--------------------------------------------------------------------------------


RETAINED EARNINGS, BEGINNING OF PERIOD   $        192,129    $          169,364
NET EARNINGS                                        9,547                12,941
DIVIDENDS DECLARED                                 (1,537)               (1,367)
                                         ---------------------------------------

RETAINED EARNINGS, END OF PERIOD         $        200,139    $          180,938
                                         =======================================

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)
(IN THOUSANDS OF US DOLLARS EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------
In these interim consolidated financial statements, the words "we", "us", "our", and other similar words are references to Four Seasons Hotels Inc. and its consolidated subsidiaries. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements and should be read in conjunction with our most recently prepared annual consolidated financial statements for the year ended December 31, 2004.

1.  SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies used in preparing these interim consolidated financial statements are consistent with those used in preparing our annual consolidated financial statements for the year ended December 31, 2004, except as disclosed below:

(a)  CHANGE IN REPORTING CURRENCY:
     We have historically prepared our consolidated financial statements in Canadian dollars. Effective for the three months ended March 31, 2005, we have adopted US dollars as our reporting currency. With the majority of our management fee revenues in US dollars, reporting in US dollars is expected to reduce the volatility on reported results relating to the impact of fluctuations in the rate of exchange between the US and Canadian dollar relating to these revenues and, as a result, we believe it will provide our financial statement users with more meaningful information. We have not changed the functional currency of Four Seasons Hotels Inc., which remains Canadian dollars, or the functional currencies of any of its subsidiaries.

     The consolidated financial statements in Canadian dollars have been translated to US dollars using the foreign exchange rates applicable at each balance sheet date for assets and liabilities, and the weighted average exchange rates of the corresponding quarters for the consolidated statements of operations, consolidated statements of cash provided by operations and consolidated statements of cash flows. Equity transactions have been translated to US dollars at the historical exchange rates with opening equity accounts on January 1, 2003 translated at the exchange rate on that date. Any resulting exchange gain or loss was charged or credited to "Equity adjustment from foreign currency translation" included as a separate component of shareholders' equity.

(b)  VARIABLE INTEREST ENTITIES:
     The Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline No. 15, "Consolidation of Variable Interest Entities" ("AcG-15"), which establishes criteria to identify variable interest entities ("VIE") and the primary beneficiary of such entities. Entities that qualify as VIEs must be consolidated by their primary beneficiary. Effective January 1, 2005, we adopted AcG-15 and have concluded that we do not have to consolidate any interest under AcG-15.

(c)  INVESTMENTS IN HOTEL PARTNERSHIPS AND CORPORATIONS:
     In conjunction with the issuance of Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", the CICA eliminated the exception from consolidation for a temporary controlled subsidiary. Beginning January 1, 2005, we were required to either equity account or consolidate our temporary investments in which we have over a 20% equity interest. In March 2005, we sold the majority of our equity interest in Four Seasons Residence Club Scottsdale at Troon North, and in April 2005, we sold the majority of our equity interest in Four Seasons Hotel Shanghai (note 5(b)). As a result of the sales, our equity interests in each property were reduced to less than 20%. The change in accounting for these temporary investments did not have a material impact on our consolidated financial statements for the three months and nine months ended September 30, 2005.

(d)  DILUTED EARNINGS PER SHARE:
     In June 2005, the Emerging Issues Committee of the CICA issued Abstract EIC-155, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share", which requires the application of the "if-converted method" to account for the potential dilution relating to the conversion of contingently convertible instruments, such as our convertible senior notes. EIC-155 will be effective for periods beginning on or after October 1, 2005. If we had adopted EIC-155 for the three months and nine months ended September 30, 2005, there would have been no additional dilution for either period.

(e)  NON-MONETARY TRANSACTIONS:
     In June 2005, the CICA issued Section 3831, "Non-Monetary Transactions", which introduces new requirements for non-monetary transactions entered into on or after January 1, 2006. The amended requirements will result in non-monetary transactions being measured at fair values unless certain criteria are met, in which case, the transaction is measured at carrying value. We are currently evaluating the impact on our 2006 consolidated financial statements.

2.   LONG-TERM OBLIGATIONS:

(a)  BANK CREDIT FACILITY:
     We have a committed bank credit facility of $125,000, which expires in September 2007. As at September 30, 2005, no amounts were borrowed under this credit facility. However, approximately $1,600 of letters of credit were issued under this credit facility as at September 30, 2005. No amounts have been drawn under these letters of credit.

(b)  CURRENCY AND INTEREST RATE SWAP:
     In April 2005, we entered into a currency and interest rate swap agreement to July 30, 2009, pursuant to which we have agreed to receive interest at a fixed rate of 5.33% per annum on an initial notional amount of $215,842 and pay interest at a floating rate of six-month Canadian Bankers Acceptance in arrears plus 1.1% per annum on an initial notional amount of C$269.2 million. On July 30, 2009, we will pay C$311.8 million and receive $250,000 under the swap. We have designated the swap as a fair value hedge of our convertible senior notes, which were issued in 2004.

3.   SHAREHOLDERS' EQUITY:

As at September 30, 2005, we have 3,725,698 outstanding Variable Multiple Voting Shares ("VMVS"), 32,913,488 outstanding Limited Voting Shares ("LVS"), and 4,540,843 outstanding stock options (weighted average exercise price of C$59.33 ($50.59)).

(a)  EARNINGS (LOSS) PER SHARE:
     A reconciliation of the net earnings (loss) and weighted average number of VMVS and LVS used to calculate basic and diluted earnings (loss) per share is as follows:

                                                                       THREE MONTHS ENDED
                                                                           SEPTEMBER 30,
                                                             2005                                 2004
----------------------------------------------------------------------------------------------------------------------

                                                   Net loss           Shares            Net loss          Shares
----------------------------------------------------------------------------------------------------------------------

Basic and diluted loss per share amounts     $       (11,441)       36,638,577     $      (8,522)       35,709,555
======================================================================================================================

                                                                         NINE MONTHS ENDED
                                                                            SEPTEMBER 30,
                                                             2005                                 2004
----------------------------------------------------------------------------------------------------------------------

                                                   Net earnings       Shares            Net earnings      Shares
----------------------------------------------------------------------------------------------------------------------

Basic earnings per share amounts             $          9,547       36,624,036     $      12,941        35,494,738
Effect of assumed dilutive conversions:
     Stock option plan                                     --        1,314,393                --         1,510,044
----------------------------------------------------------------------------------------------------------------------

Diluted earnings per share amounts           $          9,547       37,938,429     $      12,941        37,004,782
======================================================================================================================


     The diluted earnings (loss) per share calculation excluded the effect of the assumed conversions of 4,540,843 and 693,056 stock options to LVS, under our stock option plan, during the three months and nine months ended September 30, 2005, respectively (2004 - 5,331,957 and 1,015,916 stock options, respectively), as the inclusion of these options would have resulted in an anti-dilutive effect. As we incurred a net loss for the three months ended September 30, 2005 and 2004, all outstanding stock options were excluded from the calculation of diluted loss per share for these periods. In addition, the dilution relating to the conversion of our convertible notes (issued in 1999 and subsequently redeemed in September
     2004) to 3,463,155 LVS, by application of the "if-converted method", has been excluded from the calculation for 2004 as the inclusion of this conversion resulted in an anti-dilutive effect for the three months and nine months ended September 30, 2004. There was no dilution relating to the convertible senior notes issued in 2004, as the contingent conversion price was not reached during the periods.

(b)  STOCK-BASED COMPENSATION:
     We use the fair value-based method to account for all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method.

     There were no stock options granted in the three months ended September 30, 2005 and 2004, and in the nine months ended September 30, 2005. The fair value of stock options granted in the nine months ended September 30, 2004 was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rates ranging from 2.96% to 4.39%; semi-annual dividend per LVS of C$0.055; volatility factor of the expected market price of our LVS of 28% to 30%; and expected lives of the options ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted in the nine months ended September 30, 2004, the weighted average fair value of the options at the grant dates was C$25.35 ($19.09). For purposes of stock option expense and pro forma disclosures, the estimated fair value of the options are amortized to compensation expense over the options' vesting period.

     Pro forma disclosure is required to show the effect of the application of the fair value-based method to employee stock options granted on or after January 1, 2002 and not accounted for using the fair value-based method. For the three months and nine months ended September 30, 2005 and 2004, if we had applied the fair value-based method to options granted from January 1, 2002 to December 31, 2002, our net earnings (loss) and basic and diluted earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:

                                                         THREE MONTHS ENDED               NINE MONTHS ENDED
                                                           SEPTEMBER 30,                      SEPTEMBER 30,
                                                       2005           2004                2005             2004
---------------------------------------------------------------------------------------------------------------------

Stock option expense included
  in compensation expense                      $       (486)      $     (455)       $     (1,494)     $     (1,132)
                                               ======================================================================

Net earnings (loss), as reported               $    (11,441)      $   (8,522)       $      9,547      $     12,941
Additional expense that would have been
  recorded if all outstanding stock options
  granted during 2002 had been expensed                (717)            (648)             (2,089)           (1,928)
                                               ----------------------------------------------------------------------

Pro forma net earnings (loss)                  $    (12,158)      $   (9,170)       $      7,458      $     11,013
                                               ----------------------------------------------------------------------

Earnings (loss) per share:
  Basic, as reported                           $      (0.31)      $    (0.24)       $       0.26      $       0.36
  Basic, pro forma                                    (0.33)           (0.26)               0.20              0.31
  Diluted, as reported                                (0.31)           (0.24)               0.25              0.35
  Diluted, pro forma                                  (0.33)           (0.26)               0.20              0.30
                                               ----------------------------------------------------------------------

4.   CONSOLIDATED REVENUES:

                                                        THREE MONTHS ENDED                   NINE MONTHS ENDED
                                                            SEPTEMBER 30,                      SEPTEMBER 30,
                                                       2005           2004                2005             2004
---------------------------------------------------------------------------------------------------------------------

Revenues from Management Operations (a)        $     42,989       $   41,894        $    134,859    $      123,752
Revenues from Ownership Operations                    9,749           22,383              57,838            70,821
Distributions from hotel investments                     --               --                 132               293
Fees from Ownership Operations to
   Management Operations                               (534)          (1,018)             (2,989)           (3,123)
                                               ----------------------------------------------------------------------

                                               $     52,204       $   63,259        $    189,840    $      191,743
                                               ======================================================================

(a) Effective January 1, 2004, we ceased designating our US dollar foreign exchange forward contracts as hedges of our US dollar fee revenues. These contracts were entered into during 2002, and all of these contracts matured during 2004. The foreign exchange gains on these contracts of $11,201, which were deferred prior to January 1, 2004, were recognized in 2004 as an increase of fee revenues over the course of the year. During the three months and nine months ended September 30, 2004, we recognized $2,625 and $8,143, respectively, of the deferred gain in fee revenues. In addition, effective January 1, 2004, the US dollar foreign exchange forward contracts were marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss and was included in other expense, net. This resulted in a $1,014 foreign exchange gain and a $106 foreign exchange loss, respectively, for the three months and nine months ended September 30, 2004. We did not hedge any of our US dollar fee revenues during the three months and nine months ended September 30, 2005.

5.   OTHER EXPENSE, NET:

(a)  FOREIGN EXCHANGE LOSS:
     During the three months and nine months ended September 30, 2005, we recorded a net foreign exchange loss of $16,172 and $19,854, respectively (2004 - $3,419 and $2,091, respectively) related to the foreign currency translation gains and losses on unhedged net monetary asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and foreign exchange gains and losses incurred by our designated foreign self-sustaining subsidiaries.

(b)  OTHER:
     When the Regent hotel chain was acquired in 1992, a portion of the purchase price of that acquisition was allocated to the management contracts that we assumed, which included 12 Regent branded properties and Four Seasons properties in New York, Bali and Milan. As a result of our agreement to manage a new Four Seasons property in Kuala Lumpur, and in anticipation of reaching an agreement with the owner of The Regent hotel in that city to transition out of our management of that hotel, we wrote off our investment in The Regent Kuala Lumpur management contract of $4,617 in the three months ended September 30, 2005, representing the unamortized portion of the amount allocated to the management contract for that property in 1992.

     On June 30, 2005, we finalized the assignment of our leases and the sale of the related assets in The Pierre for net proceeds of $4,520. The net book value of our assets in The Pierre was approximately $7,800 and, after deducting disposition costs, we recorded a loss on sale of $5,284 during the nine months ended September 30, 2005. As a result of the sale, we also recorded a tax benefit of approximately $9,200, which is included in future income tax recovery.

     As part of the sale of The Pierre, in accordance with statutory provisions, the purchaser agreed to assume a portion of our contribution history with a multi-employer pension fund for the unionized hotel employees (the "NYC Pension"). This permitted us to withdraw from the NYC Pension without incurring a withdrawal liability estimated at $10,700.

     If the purchaser withdraws as a result of the lease cancellation by the landlord in certain circumstances in 2008 or 2011, we have agreed to indemnify the purchaser for that portion of the withdrawal liability relating to their assumption of our contribution history. The amount of any potential future liability resulting from this indemnity is not determinable at this time as it would be based upon future events related to the NYC Pension.

     If the purchaser withdraws from the NYC Pension prior to 2011 in any circumstances other than those described above and does not pay its withdrawal liability, we remain secondarily liable for our withdrawal liability up to an amount of $10,700. We have been indemnified by the purchaser for any such liability.

     We believe that the likelihood of our being required to make a payment is remote, and have not recorded any amount as at June 30, 2005 in respect of a potential NYC Pension withdrawal liability.

     In March 2005, we sold the majority of our equity interest in Four Seasons Residence Club Scottsdale at Troon North for gross proceeds of $5,346, which approximated book value. As a result of the sale, our equity interest in the residence club was reduced to approximately 14%. In April 2005, we sold approximately 53% of our equity interest in Four Seasons Hotel Shanghai for gross proceeds of $9,500 (cash of $4,241 and a loan receivable of $5,259), which approximated book value, and reduced our interest in the hotel to approximately 10%. As a result of the sale, we revalued this US dollar investment at March 31, 2005 at current exchange rates and recorded a loss of $1,930, which was included in other expense, net, during the three months ended March 31, 2005.

     Included in other expense, net for the three months and nine months ended September 30, 2004 is the loss on the redemption of the debt component of our convertible notes (issued in 1999) of $11,174. The redemption

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     of these  convertible  notes are more fully  described in our  consolidated financial statements for the year ended December 31, 2004.

     In addition, during the three months ended September 30, 2004, we sold the majority of our investment in Four Seasons Hotel Amman and all of our investment in Four Seasons Resort Whistler for proceeds of approximately $36,000 and settled our loan receivable from Sedona, resulting in a total net loss of $3,391.

6.   PENSION BENEFIT EXPENSE:

The pension benefit expense, after allocation to managed properties, for the three months and nine months ended September 30, 2005 was $1,134 and $2,351, respectively (2004 - $571 and $1,705, respectively).

7.   GUARANTEES AND OTHER COMMITMENTS:

We have provided certain guarantees and have other similar commitments typically made in connection with properties under our management totalling a maximum of $44,600. These contractual obligations and other commitments are more fully described in our consolidated financial statements for the year ended December 31, 2004. Since December 31, 2004, we have reduced two of our bank guarantees, reduced two of our other commitments, and extended one new bank guarantee and two other commitments to two properties under our management, resulting in a net decrease in guarantees and other commitments of $1,000. In addition, we expect to fund approximately $28,000 over the next 15 months in connection with an expansion of our corporate office which is currently underway.

In addition to the guarantees and other commitments described above, we also have a commitment related to the sale of The Pierre (note 5(b)).

8.   SEASONALITY:

Our hotels and resorts are generally affected by normally recurring seasonal patterns, and demand is usually lower in the period from December through March than during the remainder of the year for most of our urban properties. However, December through March is typically a period of relatively strong demand at our resorts.

As a result, our management operations are generally affected by seasonal patterns, both in terms of revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter. This negative impact on management revenues from those properties is offset to some degree by increased travel to our resorts in the period.

9.   SUBSEQUENT EVENTS:

In August 2005, we finalized an agreement with the owner of Four Seasons Hotel Newport Beach pursuant to which, effective October 31, 2005, the owner began to manage this property as an independent hotel. At the time of transition, we received a payment in an amount that exceeded the net book value of our investment in the management contract.

In October 2005, we sold our minority equity interests in three properties for aggregate gross proceeds of $13,591, which approximated our book value. In addition, we also received repayment of $19,530 of long-term receivables and accrued interest.

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